

June 3, 2013

Via E-mail
Roger George
Interim Chief Financial Officer
Align Technology, Inc.
2560 Orchard Parkway
San Jose, California 95131

> **Re: Align Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for the quarterly period ended March 31, 2013**
> **Filed May 3, 2013**
> **File No. 000-32259**

Dear Mr. George:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. We see that Invisalign Express/Lite and Invisalign Teen increased at a greater percentage than the Invisalign Full products from 2011 to 2012.   To the extent material, in future filings please include a discussion of how the price mix among the different Clear Aligner products impacted revenue from period to period.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 60

Revenue Recognition, pages 45 and 63

2. We see from page 50 that in the fourth quarter of 2012 you identified an error that the actual case refinement usage rate was lower than estimated and recorded a net revenue release of $4.9 million of which $4.5 million relates to the first three quarters of fiscal year 2012. Please respond to the following comments:

- Please tell us how you concluded that the actual case refinement usage rate was lower than your estimate and how you determined to what period the "error" related.
- Please tell us why you considered the change in usage rate an "error" rather than a change in estimate that should be recognized prospectively under FASB ASC 250-10-45-17.
- Please tell us why you did not include the financial statement requirements of FASB ASC 250-10-50, including the effect of the correction on each financial statement line item and any per-share amounts affected for each of the quarterly periods of 2012.

3. Regarding your revenue recognition policy for multiple-element arrangements, please explain to us in greater detail how you allocate arrangement consideration to each deliverable as required by FASB ASC 605-25-30-2. Provide an example of how you determine the allocation to each deliverable. In your example show us how you apply the relative selling price method to a typical Invisalign treatment plan and clarify the amount and timing of revenue recognized for each deliverable.

4. Please respond to the following comments about your allocation of arrangement consideration to all deliverables, including case refinements and replacement aligners, as required by FASB ASC 605-25-30-2:

- Explain to us why you adjust vendor-specific objective evidence (VSOE) for estimated usage rates for case refinements and replacement aligners to determine the relative selling price allocated to those units of accounting.
- Please tell us how adjusting VSOE by estimated usable rates complies with FASB ASC 605-25-30-2 which states that arrangement consideration should be allocated at inception of the arrangement to all deliverables on the basis of their relative selling price using VSOE or third party evidence of selling price.
- Tell us when you recognize the revenue that is not allocated to the refinements and replacement aligners because you do not believe that the customer will "use" those options.
- Tell us how you considered that the "estimated usage rates" for case refinements and replacement aligners represent breakage. In that regard, when breakage is

present, revenue would be recognized as expected performance (net of breakage) occurs or when the likelihood of the customer requesting additional performance is remote. Please provide an example of how you consider usage in your revenue recognition.

5. Please explain to us in greater detail your pricing and discounting strategies noted on page 64 and clarify the accounting treatment for any pricing discounts or rebates.

Form 10-Q for the quarterly period ended March 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Overview, page 21

6. We see that beginning on June 15, 2013 you will provide up to three free mid-course correction orders per case for Invisalign Full and Invisalign Teen. The disclosure on page 24 states that you will defer $10 per case based on the "historical usage rate" and will recognize revenue when mid-course corrections orders are shipped. Please tell us how you determined the relative selling price of the mid-course correction option. In addition, explain how you allocate revenue to the mid-course correction order shipments. Revise future filings, as necessary, to enhance disclosure.

Results of Operations

Clear Aligner Case Volume by Channel and Product, page 26

7. You reference multiple contributors to revenue fluctuations within the Clear Aligner segment, including changes in your revenue recognition policy mentioned on page 24. We also note the discussion within the Form 10-K of an error related to the actual case refinement usage rate that was corrected in the 4th quarter of 2012, but not within the individual quarters. In future filings, please quantify each material item that contributed to a change in revenue in the current period compared to the prior period. Please refer to Item 303(A)(3) of Regulation S-K and Financial Reporting Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief